Exhibit 99.1

QIWI Appoints a New Depositary
and Requests the Extension from Nasdaq Hearings Panel to Submit an Appeal

NICOSIA, CYPRUS – July 12, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that it has reached an agreement to appoint RCS Stock Transfer Inc., along with a registered broker-dealer or licensed trust company located in the United States to be engaged by RCS Stock Transfer Inc., to replace The Bank of New York Mellon and administer of the ADS program. RCS Trust and Corporate Services Ltd. will be appointed to provide custodial services for the ADS program. The appointment will become effective after the AGM which will be processed by the current depositary, the Bank of New York Mellon.

Holders of the Company's ADSs are not required to take any additional actions in connection with the abovementioned changes.

QIWI plc also announces that it has requested a 14-day extension from the Nasdaq Hearings Panel (the “Panel”) to decide on filing an appeal regarding the previously received decision from the Panel to delist the Company’s American Depositary Shares, each representing one Class B ordinary share of the Company (“ADSs”), from the Nasdaq Stock Market (“Nasdaq” or the “Exchange”).

On June 26, 2024, the Company received a notice from the Panel indicating that the Panel has determined to delist the Company’s ADSs. In the Notice, the Panel refers to Nasdaq Listing Rule 5101, which allows Nasdaq to determine the delisting of the Company’s securities, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. The Company was granted the right to request that the Nasdaq Listing and Hearing Review Council review this decision within fifteen days of the date of the Notice.

The decision to request an extension is related to the fact that QIWI continues to perform a comprehensive analysis of the situation in the interests of ADS holders. The Company will properly announce further decisions made in due course.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding possible implications related to the delisting and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.